UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 4

Tallgrass Energy Partners, LP

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

874697 105

(CUSIP Number)

George E. Rider

4200 W. 115th Street, Suite 350, Leawood, Kansas 66211

Telephone: (913) 928-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 20,000,000 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000,000 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Based on the number of Common Units (67,162,232) issued and outstanding as of February 12, 2016.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Energy GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 20,000,000 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000,000 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN (Partnership)

*	Solely in its capacity as the managing member of Tallgrass Equity, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the managing member of Tallgrass Equity, LLC.
**	Based on the number of Common Units (67,162,232) issued and outstanding as of February 12, 2016.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS TEGP Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 20,000,000 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000,000 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Solely in its capacity as the general partner of Tallgrass Energy GP, LP. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of Tallgrass Energy GP, LP.
**	Based on the number of Common Units (67,162,232) issued and outstanding as of February 12, 2016.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Operations, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 12,873,480 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,873,480 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,873,480 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Based on the number of Common Units (67,162,232) issued and outstanding as of February 12, 2016.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Development, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 12,873,480 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,873,480 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,873,480 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the sole member of Tallgrass Operations, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of Tallgrass Operations, LLC.
**	Based on the number of Common Units (67,162,232) issued and outstanding as of February 12, 2016.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Energy Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 32,873,480 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,873,480 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,873,480 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 48.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Solely in its capacity as the general partner of Tallgrass Development, LP, the sole member of Tallgrass Operations, LLC and in its capacity as the sole member of TEGP Management, LLC, the general partner of Tallgrass Energy GP, LP, which is the managing member of Tallgrass Equity, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of Tallgrass Development, LP, the sole member of Tallgrass Operations, LLC and its status as the sole member of TEGP Management, LLC, the general partner of Tallgrass Energy GP, LP, which is the managing member of Tallgrass Equity, LLC.
**	Based on the number of Common Units (67,162,232) issued and outstanding as of February 12, 2016.

This Amendment No. 4 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on July 11, 2013, as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on April 2, 2014, as further amended by Amendment No. 3 filed with the SEC on February 20, 2015 (as amended, this “Schedule 13D”). This Amendment No. 4 relates to a transfer of common units representing limited partner interests (“Common Units”) in Tallgrass Energy Partners, LP, a Delaware limited partnership (the “Issuer”), among the Reporting Persons effective as of May 12, 2015, as well as the issuance of Common Units to Tallgrass Operations, LLC on January 4, 2016 as partial consideration for certain assets as more fully described in Item 3 below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the original Schedule 13D. Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being jointly filed pursuant to a Joint Filing Agreement by the following persons (collectively, the “Reporting Persons”):

(i)	Tallgrass Equity, LLC, a Delaware limited liability company (“Tallgrass Equity”);

(ii)	Tallgrass Energy GP, LP, a Delaware limited partnership (“TEGP”);

(iii)	TEGP Management, LLC, a Delaware limited liability company (“TEGP GP”);

(iv)	Tallgrass Operations, LLC, a Delaware limited liability company (“Tallgrass Operations”);

(v)	Tallgrass Development, LP, a Delaware limited partnership (“Tallgrass Development”); and

(vi)	Tallgrass Energy Holdings, LLC, a Delaware limited liability company (“Energy Holdings”).

Tallgrass Equity is a limited partner of the Issuer with an approximate 29.41% limited partner interest (based on the aggregate number of Common Units and general partner units representing general partner interests (“General Partner Units”) of the Issuer outstanding as of the date hereof). TEGP is the managing member of Tallgrass Equity with an approximate 30.35% membership interest in Tallgrass Equity. TEGP GP is the general partner of TEGP and is not entitled to distributions from TEGP. Energy Holdings is the sole member of TEGP GP.

Tallgrass Operations is a limited partner of the Issuer with an approximate 18.93% limited partner interest (based on the aggregate number of Common Units and General Partner Units of the Issuer outstanding as of the date hereof). Tallgrass Development is the sole member of Tallgrass Operations. Energy Holdings is the sole general partner of Tallgrass Development.

The Reporting Persons have entered into a Joint Filing Agreement, which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule.

Pursuant to General Instruction C of Schedule 13D, certain information required by this Item 2 concerning the officers, directors and managers of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(b) The principal business address of each of the Reporting Persons is:

4200 W. 115th Street, Suite 350

Leawood, Kansas 66211

(c) The name and present principal occupation of each director and/or executive officer, as applicable of each of the Reporting Persons (collectively, the “Covered Individuals”) is set forth on Schedule A and is incorporated by reference in this Item 2. The Covered Individuals together with the Reporting Persons are referred to as the “Covered Persons.” The principal business address of each of the Covered Individuals is set forth on Schedule A.

(d) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All Covered Individuals are United States citizens. Each of Tallgrass Operations, Tallgrass Equity, Tallgrass Development, TEGP, TEGP GP, and Energy Holdings are entities properly organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Issuer was formed on February 6, 2013 as a Delaware limited partnership to conduct any business activity that is approved by its general partner, Tallgrass MLP GP, LLC (the “General Partner”), and that lawfully may be conducted by a limited partnership organized under Delaware law. The General Partner has no current plans to cause the Issuer to engage in activities other than the ownership and operation of midstream energy assets. Upon the formation of the Issuer, Tallgrass Operations, as the organizational limited partner, and the General Partner contributed $980 and $20, respectively, to the Issuer.

At the closing of the Issuer’s initial public offering on May 17, 2013 (the “Offering”) the following transaction, among others, occurred: The Issuer issued to Tallgrass Operations 9,292,500 Common Units and 16,200,000 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer, representing an aggregate 62.3% partnership interest in the Issuer (based on the aggregate number of Common Units, Subordinated Units and General Partner Units of the Issuer outstanding as of May 17, 2013) as of such time pursuant to a Contribution, Conveyance and Assumption Agreement, dated May 17, 2013, by and among the Issuer, the General Partner, Tallgrass Development, Energy Holdings, Tallgrass Equity, Tallgrass Operations, Tallgrass Interstate Gas Transmission, LLC, a Colorado limited liability company, Tallgrass Midstream, LLC, a Delaware limited liability company and Tallgrass MLP Operations, LLC, a Delaware limited liability company.

On May 17, 2013, certain Covered Individuals acquired with personal funds beneficial ownership of Common Units through the Issuer’s directed unit program at the initial public offering price of $21.50 per unit.

In connection with the Offering, pursuant to that certain Underwriting Agreement, dated May 13, 2013 (the “Underwriting Agreement”), by and among Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the underwriters named therein (the “Underwriters”), and Tallgrass Development, the General Partner and the Issuer, the Issuer granted to the Underwriters an option to purchase up to 1,957,500 Common Units, in addition to the Common Units sold in the Offering, for a period of 30 days after the date of the Underwriting Agreement (the “Over-Allotment Option”). The Underwriters partially exercised the Over-Allotment Option with respect to 1,550,000 Common Units on May 17, 2013. The Over-Allotment Option expired on June 12, 2013, and the remaining 407,500 Common Units were issued to Tallgrass Operations pursuant to the terms of the Underwriting Agreement.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which was filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 17, 2013, which exhibit is incorporated herein by reference in its entirety.

On April 1, 2014, the Issuer, Tallgrass Operations and Tallgrass Development entered into that certain Contribution and Sale Agreement (the “Trailblazer Agreement”) pursuant to which the Issuer acquired 100% of the issued and outstanding membership interests in Trailblazer Pipeline Company LLC, a Delaware limited liability company (“Trailblazer”), from Tallgrass Operations. The aggregate consideration paid by the Issuer in connection with the acquisition of Trailblazer was (i) $150,000,000 in cash and (ii) the issuance of 385,140 Common Units to Tallgrass Operations.

The foregoing description of the Trailblazer Agreement does not purport to be complete and is qualified in its entirety by reference to the Trailblazer Agreement, a copy of which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 2, 2014, which exhibit is incorporated herein by reference in its entirety.

On September 5, 2014, the Issuer, Tallgrass Operations, Tallgrass Pony Express Pipeline, LLC, a Delaware limited liability company (“Pony Express”), and Tallgrass Development entered into a definitive Contribution and Transfer Agreement (the “Pony Express Agreement”) pursuant to which Tallgrass PXP Holdings, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer (“PXP Holdings”), acquired 33.3% of the issued and outstanding membership interests in Pony Express (the “Subject Interest”) from Tallgrass Operations. The aggregate consideration paid by the Issuer in connection with the acquisition of the Subject Interest was (i) $597 million in cash and (ii) the issuance of 70,340 Common Units to Tallgrass Operations, which, based upon the September 4 closing price of a Common Unit on the New York Stock Exchange, equates to approximately $3 million.

The foregoing description of the Pony Express Agreement does not purport to be complete and is qualified in its entirety by reference to the Pony Express Agreement, a copy of which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 8, 2014, which exhibit is incorporated herein by reference in its entirety.

On February 17, 2015, all 16,200,000 Subordinated Units were converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Amended and Restated Agreement of Limited Partnership of Tallgrass Energy Partners, LP, dated as of May 17, 2013.

On May 12, 2015, Tallgrass Equity distributed all of its 100% membership interest in Energy Holdings to its members pursuant to the Distribution, Assignment and Assumption Agreement by and among Energy Holdings and the Assignees (as defined in such agreement) (the “Distribution Agreement”) and issued 41,500,000 Tallgrass Equity units to TEGP pursuant to the Unit Issuance Agreement with TEGP (the “Unit Issuance Agreement”) in exchange for $1.1 billion in net proceeds from the initial public offering of TEGP’s common units representing limited partner interests (the “TEGP IPO”). Additionally, on May 12, 2015, Tallgrass Equity entered into a $150 million senior secured revolving credit facility with Barclays Bank PLC, as administrative agent, and a syndicate of lenders, which will mature on the fifth anniversary of the closing date of the TEGP IPO (the “Credit Facility”). At the closing of the TEGP IPO, Tallgrass Equity borrowed $150 million under the Credit Facility leaving no available capacity on such date for future borrowings or letter of credit issuances. Tallgrass Equity used the initial borrowings under the Credit Facility together with a portion of the net proceeds from the TEGP IPO, to fund the purchase of 20,000,000 Common Units from Tallgrass Operations pursuant to the Conveyance Agreement by and among Tallgrass Operations and Tallgrass Equity (the “Conveyance Agreement”) and to pay origination and arrangement fees associated with the Credit Facility and transaction costs associated with the TEGP IPO. Tallgrass

Equity’s obligations under the Credit Facility are secured by a first priority lien on all of the present and after acquired equity interests held by Tallgrass Equity in the General Partner and the Issuer, including the Common Units.

The foregoing description of the Distribution Agreement, the Unit Issuance Agreement, the Credit Facility and the Conveyance Agreement does not purport to be complete and is qualified in its entirety by reference to the respective agreement, a copy of which was filed as Exhibit 10.3, 10.4, 10.2 and 10.6, respectively, to the TEGP Current Report on Form 8-K filed with the SEC on May 12, 2015, which exhibits are incorporated herein by reference in their entirety.

On January 4, 2016, the Issuer, Tallgrass Operations and Tallgrass Development entered into a definitive Contribution and Transfer Agreement (the “2016 Pony Express Agreement”) pursuant to which PXP Holdings acquired 31.3% of the issued and outstanding membership interests in Pony Express (the “2016 Pony Interest”) from Tallgrass Operations, effective as of January 1, 2016. The aggregate consideration paid by the Issuer in connection with the acquisition of the 2016 Pony Interest was (i) $475 million in cash and (ii) the issuance of 6,518,000 Common Units to Tallgrass Operations, which are subject to a call option granted by Tallgrass Operations in favor of the Issuer under certain conditions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Issuer may grant unit options, restricted units, equity participation units, unit appreciation rights, distribution equivalent rights and other unit-based awards and unit awards to officers, directors, employees and consultants of the General Partner and any of its affiliates pursuant to the Tallgrass MLP GP, LLC Long-Term Incentive Plan adopted by the General Partner. The General Partner may acquire Common Units for issuance pursuant to the Long-Term Incentive Plan on the open market, directly from the Issuer, from any other person, or any combination of the foregoing. Additionally, as part of the transaction relating to the 2016 Pony Interest, Tallgrass Development granted the Issuer an 18 month call option to repurchase at a price of $42.50 per unit the 6,518,000 common units issued as part of the consideration for the 2016 Pony Interest.

(b) Not applicable.

(c) Not applicable.

(d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations. All of the executive officers and some of the directors of the General Partner also serve as executive officers and/or directors of TEGP GP and Energy Holdings. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Energy Holdings controls Tallgrass Equity through its ownership of TEGP GP, the general partner of TEGP, which is the managing member of Tallgrass Equity. Therefore, Energy Holdings will have the ability to elect all the members of the board of directors of the General Partner.

(e) As a result of its ability to elect all of the members of the Board of Directors of the General Partner of the Issuer, Energy Holdings may, from time to time in the future, cause the Issuer to change its dividend policy or its capitalization through the issuance of debt or equity securities. However, Energy Holdings has no current intention of altering the Board of Directors of the General Partner in order to change the present capitalization or dividend policy of the Issuer.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Tallgrass Operations is the record and beneficial owner of 12,873,480 Common Units, which based on there being 67,162,232 Common Units outstanding as of February 12, 2016, represents 19.2% of the outstanding Common Units of the Issuer.

Tallgrass Development does not directly own any Common Units of the Issuer; however, as the sole member of Tallgrass Operations, it may be deemed to beneficially own the 12,873,480 Common Units held of record by Tallgrass Operations, which represents approximately 19.2% of the outstanding Common Units of the Issuer.

Tallgrass Equity is the record and beneficial owner of 20,000,000 Common Units that it acquired from Tallgrass Operations on May 12, 2015, which based on there being 67,162,232 Common Units outstanding as of February 12, 2016, represents 29.8% of the outstanding Common Units of the Issuer.

TEGP does not directly own any Common Units of the Issuer; however, as the managing member of Tallgrass Equity, it may be deemed to beneficially own the 20,000,000 Common Units held of record by Tallgrass Equity, which represents approximately 29.8% of the outstanding Common Units of the Issuer.

TEGP GP does not directly own any Common units of the Issuer. TEGP GP is the general partner of TEGP, the managing member of Tallgrass Equity. As such, TEGP GP may be deemed to beneficially own the 20,000,000 Common Units held of record by Tallgrass Equity, which represents approximately 29.8% of the outstanding Common Units of the Issuer.

Energy Holdings does not directly own any Common Units of the Issuer. Energy Holdings is the general partner of Tallgrass Development and the sole member of TEGP GP. Tallgrass Development is the sole member of Tallgrass Operations. TEGP GP is the general partner of TEGP and TEGP is the managing member of Tallgrass Equity. As such, Energy Holdings may be deemed to beneficially own the 12,873,480 Common Units held of record by Tallgrass Operations and the 20,000,000 Common Units held of record by Tallgrass Equity, which represent in the aggregate approximately 48.9% of the outstanding Common Units of the Issuer.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned Not Subject to Vesting		Common Units Beneficially Owned Subject to Vesting		Percentage of Class Beneficially Owned
David G. Dehaemers, Jr.	300,047	(1)	—			*
William R. Moler	14,428	(2)	33,333	(3)		*
Gary J. Brauchle	25,780	(4)(5)	33,333	(3)		*
George E. Rider	12,928		33,333	(3)		*
Richard L. Bullock	11,060	(5)	23,633	(6)		*
Gary D. Watkins	6,668		23,066	(7)		*
John T. Raymond	100,000		—			*
Jeffrey A. Ball	20,000		—			*
Frank J. Loverro	—		—		—
Stanley de J. Osborne	—		—		—

*	Less than 1% of the class beneficially owned.
(1)	Mr. Dehaemers indirectly owns the Common Units through the David G. Dehaemers, Jr. Revocable Trust, under trust agreement dated April 26, 2006, for which Mr. Dehaemers serves as Trustee.
(2)	Mr. Moler indirectly owns the Common Units through the William R. Moler Revocable Trust, under trust agreement dated August 27, 2013, for which Mr. Moler serves as Trustee.
(3)	The Common Units will vest on May 13, 2017.
(4)	Mr. Brauchle indirectly owns the Common Units through the Brauchle Revocable Trust, under trust agreement dated April 10, 2014, for which Mr. Brauchle serves as a Trustee.
(5)	Rounded to the nearest whole Common Unit.
(6)	The Common Units will vest as follows: (i) 18,333 on May 13, 2017, (ii) 2,650 on the later to occur of the first date on which the Issuer has paid a regular quarterly distribution of at least $0.6875 on each outstanding Common Unit for any full quarter ending on or after August 1, 2015 (the “Distribution Achievement Date”) or May 13, 2018, and (iii) 2,650 on the later to occur of the Distribution Achievement Date or May 13, 2019. If the Issuer has not distributed at least $0.6875 on each outstanding Common Unit for any full quarter ending on or before May 13, 2020, the 5,300 unvested Common Units referenced in items (ii) and (iii) of this Footnote 6 will expire and no vesting will occur.
(7)	The Common Units will vest as follows: (i) 16,666 on May 13, 2017, (ii) 3,200 on the later to occur of the Distribution Achievement Date or May 13, 2018, and (iii) 3,200 on the later to occur of the Distribution Achievement Date or May 13, 2019. If the Issuer has not distributed at least $0.6875 on each outstanding Common Unit for any full quarter ending on or before May 13, 2020, the 6,400 unvested Common Units referenced in items (ii) and (iii) of this Footnote 7 will expire and no vesting will occur.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Tallgrass Operations and Tallgrass Equity, solely with respect to their respective direct holdings of the Common Units) that it is the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Tallgrass Operations and Tallgrass Equity, solely with respect to their respective direct holdings of the Common Units) except to the extent of such Reporting Person’s pecuniary interest, if any, in the Common Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and sole dispositive power with respect to all of the Common Units reported for him in the table in Item 5(a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) The Reporting Persons have the right, to the extent of their respective pecuniary interests, to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The information provided or incorporated by reference in Item 3, Item 4 or Item 5 is hereby incorporated by reference herein.

The Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and Tallgrass Operations and Tallgrass Equity, as limited partners of the Issuer, are party to the Partnership Agreement.

Cash Distributions

The Issuer’s cash distribution policy requires it to pay cash distributions at an initial distribution rate of $0.2875 per Common Unit per quarter ($1.15 per Common Unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution” and the Issuer’s ability to pay it is subject to various restrictions and other factors. The Issuer adjusted the minimum quarterly distribution for the period from the closing of the Offering through June 30, 2013, based on the actual length of that period.

The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.”

If cash distributions to the unitholders exceed $0.3048 per Common Unit in any quarter, the General Partner will receive, in addition to distributions on its general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount. These distributions are referred to as “incentive distributions.”

The Partnership Agreement requires that the Issuer distribute all of its available cash for any quarter after the termination of the subordination period in the following manner:

•	first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

The preceding discussion is based on the assumptions that the General Partner maintains or attains a 2% general partner interest and that the Issuer does not issue additional classes of equity securities.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units (other than General Partner Units) on the terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no rights to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates, other than General Partner Units. Because Tallgrass Equity and Tallgrass Operations together own more than 33 1/3% of the Issuer’s units, other than General Partner Units, they have the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units at a price not less than the then-current market price of the Common Units as calculated in accordance with the Partnership Agreement.

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other partnership interests (other than the General Partner Units) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of Tallgrass MLP GP, LLC as general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The foregoing description of the Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Agreement of Limited Partnership of Tallgrass Energy Partners, LP, a copy of which was filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed on May 17, 2013, which exhibit is incorporated herein by reference in its entirety.

Lock-Up Agreements

Each of Tallgrass Operations, David G. Dehaemers, Jr., William R. Moler, Gary J. Brauchle, George E. Rider, Richard L. Bullock, Frank J. Loverro, Stanley de J. Osborne, Jeffrey A. Ball and John T. Raymond, agreed with the underwriters in the Offering that for a period of 180 days from the date of the Underwriting Agreement, they would not, without the prior written consent of the representatives of the Underwriters, offer for sale, sell, pledge, or otherwise dispose of any

Common Units or securities convertible into or exercisable or exchangeable for Common Units, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Units, whether any such transaction described above is to be settled by delivery of Common Units or such other securities, in cash or otherwise.

Additionally, in connection with the execution of that certain underwriting agreement, dated July 22, 2014 by and among Morgan Stanley & Co. LLC and Barclays Capital Inc. as representatives of the several underwriters named therein, the Issuer and the General Partner and that certain underwriting agreement, dated February 24, 2015 by and among Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. as representatives of the several underwriters named therein and the Issuer, each of Tallgrass Operations, David G. Dehaemers, Jr., William R. Moler, Gary J. Brauchle, George E. Rider, Richard L. Bullock, Frank J. Loverro, Stanley de J. Osborne, Jeffrey A. Ball, John T. Raymond and Gary Watkins entered into a lock-up agreement on substantially the same terms described above for a period of 45 days from the date of the respective underwriting agreement.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Amended & Restated Agreement of Limited Partnership of Tallgrass Energy Partners, LP (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 3	Contribution, Conveyance and Assumption Agreement dated May 17, 2013, among Tallgrass Energy Partners, LP, Tallgrass MLP GP, LLC, Tallgrass Development, LP, Tallgrass Energy Holdings, LLC (formerly Tallgrass Development GP, LLC), Tallgrass Equity, LLC (formerly Tallgrass GP Holdings, LLC), Tallgrass Operations, LLC, Tallgrass Interstate Gas Transmission, LLC, Tallgrass Midstream, LLC and Tallgrass MLP Operations, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 4	Second Amended and Restated Limited Liability Company Agreement of Tallgrass MLP GP, LLC (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 5	Underwriting Agreement, dated as of May 13, 2013, by and among Tallgrass Energy Partners, LP, Tallgrass Development, LP, Tallgrass MLP GP, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 6	Underwriting Agreement, dated as of July 22, 2014, by and among Tallgrass Energy Partners, LP, Tallgrass MLP GP, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the SEC on July 25, 2014 and incorporated herein in its entirety by reference).

Exhibit 7	Underwriting Agreement, dated as of February 24, 2015, by and between Tallgrass Energy Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the SEC on February 27, 2015 and incorporated herein in its entirety by reference).

Exhibit 8	Conveyance Agreement (Common Units of Tallgrass Energy Partners, LP), dated May 12, 2015, by and among Tallgrass Operations, LLC and Tallgrass Equity, LLC (filed as Exhibit 10.6 to Tallgrass Energy GP, LP’s current report on Form 8-K filed with the SEC on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 9	Tallgrass Equity Credit Agreement, dated May 12, 2015, by and among Tallgrass Equity, LLC, Barclays Bank PLC, as administrative agent, and a syndicate of lenders named therein (filed as Exhibit 10.2 to Tallgrass Energy GP, LP’s current report on Form 8-K filed with the SEC on May 12, 2015 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2016

TALLGRASS ENERGY HOLDINGS, LLC

By:	/s/ David G. Dehaemers, Jr.
	Name:	David G. Dehaemers, Jr.
	Title:	President and CEO

TALLGRASS ENERGY GP, LP

By: TEGP Management, LLC, its general partner

By:	/s/ David G. Dehaemers, Jr.
	Name:	David G. Dehaemers, Jr.
	Title:	President and CEO

TEGP MANAGEMENT, LLC

By:	/s/ David G. Dehaemers, Jr.
	Name:	David G. Dehaemers, Jr.
	Title:	President and CEO

TALLGRASS DEVELOPMENT, LP

By: Tallgrass Energy Holdings, LLC, its general partner

By:	/s/ David G. Dehaemers, Jr.
	Name:	David G. Dehaemers, Jr.
	Title:	President and CEO

TALLGRASS EQUITY, LLC

By:	/s/ David G. Dehaemers, Jr.
	Name:	David G. Dehaemers, Jr.
	Title:	President and CEO

TALLGRASS OPERATIONS, LLC

By:	/s/ David G. Dehaemers, Jr.
	Name:	David G. Dehaemers, Jr.
	Title:	President and CEO

SCHEDULE A

Information about the Reporting Persons

Schedule A is hereby amended and restated in its entirety as follows:

The name and title of the sole member and the executive officers of Tallgrass Operations, LLC are set forth below. The business address of each is 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211. The principal business of Tallgrass Operations, LLC is to own, operate, develop and acquire midstream energy assets.

Name	Title
Tallgrass Development, LP	Sole Member of Tallgrass Operations, LLC

David G. Dehaemers, Jr.	President and Chief Executive Officer

William R. Moler	Executive Vice President and Chief Operating Officer

Gary J. Brauchle	Executive Vice President and Chief Financial Officer

George E. Rider	Executive Vice President, General Counsel and Secretary

Richard L. Bullock	Vice President, Human Resources, Tax and Risk Management

Gary D. Watkins	Vice President and Chief Accounting Officer

The name of the general partner of Tallgrass Development, LP is set forth below and its business address is 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211. The principal business of Tallgrass Development, LP is to own, operate, develop and acquire midstream energy assets.

Name	Title
Tallgrass Energy Holdings, LLC	General Partner of Tallgrass Development, LP

The name and title of the managing member and the executive officers of Tallgrass Equity, LLC are set forth below. The business address of each is 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211. The principal business of Tallgrass Equity, LLC is to own equity interests in the Issuer and all of the limited liability company interests of Tallgrass MLP GP, LLC.

Name	Title
Tallgrass Energy GP, LP	Managing Member of Tallgrass Equity, LLC

David G. Dehaemers, Jr.	President and Chief Executive Officer

William R. Moler	Executive Vice President and Chief Operating Officer

Gary Brauchle	Executive Vice President, Chief Financial Officer and Treasurer

George E. Rider	Executive Vice President, Secretary and General Counsel

Richard L. Bullock	Vice President, Human Resources, Tax and Risk Management

Gary D. Watkins.	Vice President and Chief Accounting Officer

The name and title of the general partner of Tallgrass Energy GP, LP is set forth below; the general partner manages the business of Tallgrass Energy GP, LP. The business address of each is 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211. The principal business of Tallgrass Energy GP, LP is to own an indirect interest in the Issuer, including common units, general partner units and incentive distribution rights, through its controlling interest in Tallgrass Equity, LLC.

Name	Title
TEGP Management, LLC	General Partner of Tallgrass Energy GP, LP

The name and title of the sole member and the executive officers and directors of TEGP Management, LLC are set forth below. The business address of each is 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211. The principal business of TEGP Management, LLC is to act as the general partner of Tallgrass Energy GP, LP.

Name	Title
Tallgrass Energy Holdings, LLC	Sole Member of TEGP Management, LLC

David G. Dehaemers, Jr.	Director, President and Chief Executive Officer

Gary J. Brauchle	Executive Vice President and Chief Financial Officer

Gary D. Watkins	Vice President and Chief Accounting Officer

George E. Rider	Executive Vice President, General Counsel and Secretary

Richard L. Bullock	Vice President of Human Resources, Tax and Risk Management

Frank J. Loverro	Director

Stanley de J. Osborne	Director

Jeffrey A. Ball	Director

John T. Raymond	Director

William R. Moler	Director; Executive Vice President and Chief Operating Officer

Thomas A. Gerke	Director

The name, title and principal occupation of the managers and executive officers of Tallgrass Energy Holdings, LLC are set forth below. The business address of each is 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211. The principal business of Tallgrass Energy Holdings, LLC is to act as the general partner and a limited partner of Tallgrass Development, LP and as a holding company which owns, acquires, holds, sells, transfers, assigns, disposes of or otherwise deals with the membership interests in TEGP Management, LLC.

Name	Title	Principal Occupation
David G. Dehaemers, Jr.	Manager; President and Chief Executive Officer	Officer of Tallgrass Energy Holdings, LLC and its subsidiaries

William R. Moler	Manager; Executive Vice President and Chief Operating Officer	Officer of Tallgrass Energy Holdings, LLC and its subsidiaries

Gary J. Brauchle	Executive Vice President and Chief Financial Officer	Officer of Tallgrass Energy Holdings, LLC and its subsidiaries

George E. Rider	Executive Vice President, General Counsel and Secretary	Officer of Tallgrass Energy Holdings, LLC and its subsidiaries

Richard L. Bullock	Vice President, Human Resources, Tax and Risk Management	Officer of Tallgrass Energy Holdings, LLC and its subsidiaries

Gary D. Watkins	Vice President and Chief Accounting Officer	Officer of Tallgrass Energy Holdings, LLC and its subsidiaries

John T. Raymond	Manager	Chief Executive Officer of affiliated investment funds commonly referred to as “The Energy & Minerals Group”

Jeffrey A. Ball	Manager	Employee of The Energy & Minerals Group

Stanley de J. Osborne	Manager	Managing Director of Kelso & Company

Frank J. Loverro	Manager	Managing Director of Kelso & Company

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Amended & Restated Agreement of Limited Partnership of Tallgrass Energy Partners, LP (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 3	Contribution, Conveyance and Assumption Agreement dated May 17, 2013, among Tallgrass Energy Partners, LP, Tallgrass MLP GP, LLC, Tallgrass Development, LP, Tallgrass Energy Holdings, LLC (formerly Tallgrass Development GP, LLC), Tallgrass Equity, LLC (formerly Tallgrass GP Holdings, LLC), Tallgrass Operations, LLC, Tallgrass Interstate Gas Transmission, LLC, Tallgrass Midstream, LLC and Tallgrass MLP Operations, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 4	Second Amended and Restated Limited Liability Company Agreement of Tallgrass MLP GP, LLC (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 5	Underwriting Agreement, dated as of May 13, 2013, by and among Tallgrass Energy Partners, LP, Tallgrass Development, LP, Tallgrass MLP GP, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the SEC on May 17, 2013 and incorporated herein in its entirety by reference).

Exhibit 6	Underwriting Agreement, dated as of July 22, 2014, by and among Tallgrass Energy Partners, LP, Tallgrass MLP GP, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the SEC on July 25, 2014 and incorporated herein in its entirety by reference).

Exhibit 7	Underwriting Agreement, dated as of February 24, 2015, by and between Tallgrass Energy Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the SEC on February 27, 2015 and incorporated herein in its entirety by reference).

Exhibit 8	Conveyance Agreement (Common Units of Tallgrass Energy Partners, LP), dated May 12, 2015, by and among Tallgrass Operations, LLC and Tallgrass Equity, LLC (filed as Exhibit 10.6 to Tallgrass Energy GP, LP’s current report on Form 8-K filed with the SEC on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 9	Tallgrass Equity Credit Agreement, dated May 12, 2015, by and among Tallgrass Equity, LLC, Barclays Bank PLC, as administrative agent, and a syndicate of lenders named therein (filed as Exhibit 10.2 to Tallgrass Energy GP, LP’s current report on Form 8-K filed with the SEC on May 12, 2015 and incorporated herein in its entirety by reference).